Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-265566

Forum Real Estate Income Fund

Supplement dated May 2, 2025 to the

Prospectus and Statement of Additional Information (“SAI”) dated April 30, 2025, as supplemented to date.

This Supplement amends certain information in the Prospectus and SAI for the Forum Real Estate Income Fund (the “Fund”) and should be read in conjunction with the Prospectus and SAI. Capitalized terms used in this Supplement and not otherwise defined shall have the meanings given to them in the Prospectus. Unless otherwise indicated, all other information included in the Prospectus and SAI that is not inconsistent with the information set forth in this supplement remains unchanged.

TERMINATION OF SUB-ADVISORY AGREEMENT

As of the close of business on May 16, 2025, (the “Termination Date”), the non-discretionary sub-advisory agreement between Forum Capital Advisors LLC (“FCA”) and Janus Henderson Investors US, LLC (“JHI”) (the “Janus Sub-Advisory Agreement”) will be terminated. The Fund’s investment objective and strategies will not change as a result of the termination of the Janus Sub-Advisory Agreement.

Effective as of the close of business on the Termination Date, all references to Janus and the Janus Sub-Advisory Agreement in the Prospectus and SAI are hereby removed, as applicable.

APPOINTMENT OF NEW NON-DISCRETIONARY SUB-ADVISER

At a special meeting held on April 28, 2025 (the “Meeting”), the Board of Trustees (the “Board”) of the Fund considered and unanimously approved the appointment of Nuveen Asset Management, LLC (“Nuveen”) as a new non-discretionary sub-adviser to the Fund.

The proposed non-discretionary investment sub-advisory agreement between FCA, the Fund’s investment adviser, and Nuveen (the “New Sub-Advisory Agreement”) is subject to the approval of a majority of the Fund’s shareholders, and the Board unanimously decided to recommend that Fund shareholders approve the New Sub-Advisory Agreement at an upcoming meeting of Fund shareholders. Since shareholder approval will take several weeks, the Board also approved an interim investment sub-advisory agreement between FCA and Nuveen, to be effective on or about May 15, 2025.

A notice will be sent to shareholders with information on how to access a Proxy Statement in connection with the upcoming shareholder meeting that will include information about Nuveen and the new Sub-advisory Agreement.

Effective May 15, 2025, the following changes are made to the Prospectus and the SAI:

1. The last sentence of the first paragraph on page 1 of the Prospectus is deleted and replaced with the following:

The Adviser has engaged Nuveen Asset Management, LLC to act as the Fund’s non-discretionary sub-adviser (the “Sub-Adviser”).

2. The first sentence of the first paragraph under the section “Sub-Adviser” on page 9 of the Prospectus is deleted in its entirety and replaced with the following:

The Adviser has engaged Nuveen Asset Management, LLC, a Delaware limited liability company that is a registered investment adviser under the Advisers Act, to act as the Fund’s non-discretionary sub-adviser (the “Sub-Adviser” or “Nuveen”).

3. The second paragraph of the section entitled “Management of the Fund—Sub-Adviser” on page 51 of the Prospectus is deleted in its entirety and replaced with the following:

The Adviser has engaged Nuveen, with a principal place of business at 333 West Wacker Drive, Chicago, IL 60606, to serve as the Fund’s non-discretionary sub-adviser. Under the supervision of FCA, Nuveen will provide FCA with certain non-discretionary sub-advisory services related to the Fund’s investments in certain real estate securities and debt instruments, including CMBS. Nuveen is a registered investment adviser and an indirect wholly-owned subsidiary of Teachers Insurance and Annuity Association of America (“TIAA”), located at 730 Third Avenue, New York, NY 10017. TIAA is a stock life insurance company organized under New York law that operates without profit by the terms of its charter. All of the outstanding stock of TIAA is held by the TIAA Board of Governors, which is controlled by its members, who are normally seven natural persons who each serve seven-year terms. The members do not directly supervise TIAA management, but they elect the members of the TIAA Board of Trustees, which does exercise such supervision.

Nuveen is a global investment leader, managing an array of public and private assets for clients around the world and on behalf of its parent company TIAA. As of December 31, 2024, Nuveen managed approximately $1.3 trillion across multiple asset classes and geographies, including approximately $29 billion in securitized credit, including CMBS. Nuveen’s global fixed-income team consists of approximately 200 investment professionals with an average of 18 years of industry experience.

4. The chart on page 53 of the Prospectus and related narrative following the chart are amended to remove references to John Kerschner and Jason Brooks being members of the Investment Committee.

5. The second sentence of the final paragraph on page S-4 of the SAI is deleted in its entirety and replaced with the following:

The Adviser has engaged Nuveen Asset Management, LLC to act as the Fund’s non-discretionary sub-adviser (the “Sub-Adviser”), and the Fund’s administrator is UMB Fund Services, Inc. (the “Administrator”).

6. The chart on page S-23 of the SAI and related narrative is amended to remove references to John Kerschner and Jason Brooks.

Please keep this Supplement for future reference.

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